Bull, Housser & Tupper

3000 Royal Centre, PO Box 11130
1055 West Georgia [redacted]
Vancouver, BC, C
Phone 604.687.65
www.bht.com

02 AUG 20 AM 11:25

02049553

Fax

TO	ATTENTION	FAX	PHONE	
U.S. Securities & Exchange		1.202.942.9525		
FROM	**PHONE**	**DIRECT FAX**	**OUR FILE**	**DATE**
Kyra Audain kma@bht.com	604.687.6575 ext. 3103	604.646.2554	9147083	20-Aug-02
NO. OF PAGES (including this page)	2	This facsimile may be privileged and confidential. Any use of this facsimile by an unintended recipient is prohibited. If you have received this facsimile in error, please call us immediately.		

Re: Consolidated Envirowaste Industries Inc. - U.S. File #82-1399 (Symbol CWD-V)

Please see attached.

SUPPL

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

dlw 9/4

KMA/1045493

Consolidated Envirowaste Industries Inc.
27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644

envirowaste

NEWS RELEASE

Consolidated Envirowaste Reports 32% Third Quarter Earnings Increase

Abbotsford, British Columbia – August 19, 2002

Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for the nine months ended June 30, 2002. A complete copy of the Company's third quarter report is available on the World Wide Web at www.sedar.com. Excerpts from the quarterly unaudited financial statements are as follows:

	Quarter Ended June 30, 2002	Quarter Ended June 30, 2001	Nine Months Ended June 30, 2002	Nine Months Ended June 30, 2001
Sales	$8,966,947	$9,202,636	$21,236,418	$19,823,063
Cost of Sales	5,059,183	5,227,290	12,436,774	12,138,345
Operating Expenses	2,808,133	2,509,924	7,610,260	6,784,442
Net Earnings (Loss)	1,099,631	1,465,422	1,189,384	900,276
Basic earnings per common share	0.11	0.15	0.12	0.09
Fully diluted earnings per common share	0.10	0.14	0.11	0.09
Weighted average common shares outstanding-basic	9,976,299	9,913,799	9,940,127	9,913,799
Weighted average common shares outstanding-fully diluted	10,888,199	10,367,199	10,852,027	10,367,199

The Company has reported third quarter net earnings for the nine months ended June 30, 2002 of $1,189,384 or $0.12 per share (0.11 fully diluted) compared to net earnings of $900,276 or $0.09 per share (a 32% increase) for the nine months ended June 30, 2001. Third quarter revenues declined a modest 2.5% due to a number of factors, however, revenues for the nine months ended June 30, 2002 of $21,236,418 were 7% higher than the comparable period for 2001. Cash flow from operations after changes in non-cash working capital items improved by approximately $161,000 (10%) from the same nine-month period in 2001.

Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

Consolidated Envirowaste Industries Inc.

James E. Darby
Chairman and Chief Executive Officer